State of Delaware
Secretary of State
Division of Corporations
Delivered 11:29 AM 08/21/2019
FILED 11:29 AM 08/21/2019
SR 20196631735 - File Number 5219474

GREEN OLIVE COLLECTIVE, INC.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

Green Olive Collective, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

A. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on September 27, 2012.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with section 242 and section 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

1. **Name**. The name of the Corporation is Green Olive Collective, Inc.

2. **Registered Agent**. The Corporation's registered office in the State of Delaware is to be located at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is The Company Corporation.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "GCL").

4. **Authorized Capital.**

4.1. **In General.** The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000 shares of common stock with $.001 par value per share ("Common Stock"), of which 150,000 are designated as "Class A Voting Common Stock" and 350,000 are designated as "Class B Non-Voting Common Stock," and 250,000 shares of preferred stock with $.001 par value per share ("Preferred Stock").

4.2. **Common Stock.**

4.2.1. **In General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

4.2.2. **Voting Rights**. Each holder of shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

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4.2.3.   **Other Rights**. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4.3.   **Series A Preferred Stock**.

4.3.1.   **In General**. Of the shares of authorized and unissued Preferred Stock of the Corporation, 150,000 shares are hereby designated "Series A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this section 4.3.

4.3.2.   **Liquidation, Dissolution, Etc.**

(a)   **Preferential Payments to Holders of Series A Preferred Stock**. In the case of a Liquidation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid the Series A Liquidation Amount out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. In the event of a Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid the Series A Liquidation Amount out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. If upon any Liquidation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full Series A Liquidation Amount, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)   **Payments to Holders of Common Stock**. In the event of a Liquidation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. In the event of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

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(c)   **Liquidation.** The term "<u>Liquidation</u>" means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(d)   **Deemed Liquidation Events.** Each of the following events shall be considered a "<u>Deemed Liquidation Event</u>" unless the holders of at least 51% of the outstanding shares of Series A Preferred Stock agree otherwise:

(1)   A merger or consolidation, other than a merger or consolidation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a 50% of the capital stock of the surviving or resulting corporation; or

(2)   The sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation of all or substantially all its assets.

(e)   **Available Proceeds.** In the case of a Deemed Liquidation Event, the term "<u>Available Proceeds</u>" means the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

(f)   **Series A Liquidation Amount.** The term "<u>Series A Liquidation Amount</u>" means the greater of (i) the amount originally paid by the holders of the shares of Series A Preferred Stock for their shares, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into shares of Class B Non-Voting Common Stock pursuant to section 4.3.3 immediately prior to the Liquidation or Deemed Liquidation Event.

4.3.3.   Elective Conversion.

(a)   **In General.** Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Non-Voting Common Stock as is determined by dividing $1.00 by the Series A Conversion Price in effect at the time of conversion. The right to convert their shares, together with the other rights described in this section 4.3.3, are referred to as the "<u>Conversion Rights</u>."

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(b) **Conversion Price**. The "Series A Conversion Price" shall initially be $1.00 for each share of Series A Preferred Stock sold. Such respective initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment as follows:

(1) **Adjustment for Stock Splits and Combinations**. If the Corporation shall effect a subdivision of the outstanding Class B Non-Voting Common Stock, the Series A Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall combine the outstanding shares of Class B Non-Voting Common Stock, the Series A Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(2) **Adjustments for Other Dividends and Distributions**. In the event the Corporation fixes a record date for the determination of holders of Class B Non-Voting Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than shares of Class B Non-Voting Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Class B Non-Voting Common Stock receivable thereupon, the kind and amount of securities of the Corporation, cash or other property which they would have been entitled to receive had the Series A Preferred Stock been converted into Class B Non-Voting Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series A Preferred Stock; provided, however, that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Class B Non-Voting Common Stock on the date of such event.

(c) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Class B Non-Voting Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

(d) **Termination of Conversion Rights**. In the event of a Liquidation, the Conversion Rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series A Preferred Stock.

(e) **Fractional shares**. No fractional shares of Class B Non-Voting Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Series A Conversion Price.

(f) **Mechanics of Conversion**. In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Class B Non-Voting Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock, at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Non-Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his/her or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date"), and the shares of Class B Non-Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series A Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Class B Non-Voting Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(g) **Reservation of Class B Non-Voting Common Stock for Conversion**. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series A Conversion Price.

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(h) **No Adjustment for Undeclared Dividends**. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Class B Non-Voting Common Stock delivered upon conversion.

(i) **Retirement of Series A Preferred Stock**. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Class B Non-Voting Common Stock in exchange therefor and payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(j) **No Impairment**. The Corporation will not, by amendment of its Certificate of Formation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, impair or seek to impair the Conversion Rights.

(k) **Notice of Record Date**. In the event:

(1) The Corporation shall take a record of the holders of its Class B Non-Voting Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any series or any other securities, or to receive any other right; or

(2) Of any capital reorganization of the Corporation, any reclassification of the Class B Non-Voting Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another entity (other than a merger or consolidation in which all or substantially all of the individuals and entities who were beneficial owners of the Class B Non-Voting Common Stock immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving or acquiring corporation or entity in such transaction); or

(3) Any transfer of all or substantially all of the assets of the Corporation; or

(4) Of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

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then, and in each such case, the Corporation will mail or cause to be mailed to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Class B Non-Voting Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Class B Non-Voting Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 10 days prior to the record date or effective date for the event specified in such notice.

4.3.4. Mandatory Conversion.

(a) **In General.** Upon the closing of the sale of shares of Class B Non-Voting Common Stock in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class B Non-Voting Common Stock at the conversion rate then in effect. The date of any such transaction is referred to as the "Mandatory Conversion Date." On the Mandatory Conversion Date, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Class B Non-Voting Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series A Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Class B Non-Voting Common Stock) will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Class B Non-Voting Common Stock into which such Series A Preferred Stock has been converted, and payment of any declared but unpaid dividends thereon.

(b) **Notice.** All holders of record of shares of Series A Preferred Stock shall be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series A Preferred Stock. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of Series A Preferred Stock at such holder's address last shown on the records of the transfer agent for the Series A Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent).

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(c) **Surrender of Certificates**. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her, or its certificate or certificates for all such shares to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates for Series A Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her, or its written order, a certificate or certificates for the number of full shares of Class B Non-Voting Common Stock issuable on such conversion in accordance with the provisions hereof and cash in respect of any fraction of a share of Class B Non-Voting Common Stock otherwise issuable upon such conversion.

4.3.5. **Dividends**. The holders of shares of Series A Preferred Stock shall be entitled share in any dividends paid by the Corporation to the holders of the Class B Non-Voting Common Stock as if each share of Series A Preferred Stock were a share of Class B Non-Voting Common Stock.

4.3.6. **Voting**. Holders of shares of Series A Preferred Stock shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors.

5. **Current Directors**. Currently, Fred Schlomka is the sole director of the Corporation.

6. **Amendment of Bylaws**. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

7. **Limitation of Liability**. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the GLC, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this section 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. **Effective Date**. The effective date of the filing of this Amended and Restated Certificate of Incorporation shall be the date of its filing.



Fred Schlomka

Fred Schlomka, President

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